                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 1)

                             Alliance Imaging, Inc.
                                (Name of Issuer)

                         Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                  018606-10-3
                                 (CUSIP Number)

                            Robert E. Healing, Esq.
                            General Electric Company
                              3134 Easton Turnpike
                         Fairfield, Connecticut  06431
                                 (203) 373-2243


      (Name, address, including zip code, and telephone number, including area code of agent for service)

                                   Copies to:

                             Ronald S. Beard, Esq.
                          Gibson, Dunn & Crutcher LLP
                             333 South Grand Avenue
                      Los Angeles, California  90071-3197
                                 (213) 229-7000

                                 March 26, 1997
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.

                                 SCHDEDULE 1

CUSIP NO. 018606-10-3                                      PAGE 2 OF    PAGES

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    General Electric Company
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
      (I.R.S. # 14-0689340)

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      Not Applicable

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      New York

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                          SOLE VOTING POWER
                     7
     NUMBER OF            4,550,000
                          (see Item 5(a))
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             4,550,000
                          (see Item 5(a))
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    4,550,000 (see Item 5(a))

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [ ]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      29.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      CO

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                         GENERAL RULES AND REGULATIONS
                                   UNDER THE
                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

     This amendment amends a statement on Schedule 13D (the "Original 13D") relating to the Common Stock, $0.01 par value per share ("Common Stock"), of Alliance Imaging, Inc., a Delaware corporation ("Alliance"), filed with the Securities and Exchange Commission on January 10, 1997. This amendment reports
(i) the conversion of a bridge loan to Alliance described in the Original 13D into shares of preferred stock of Alliance and (ii) certain related transactions.

Item 2 - IDENTITY AND BACKGROUND
--------------------------------

     This statement is filed by General Electric Company, a New York corporation ("GE") with principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

     For information with respect to the identity and background of each director and executive officer of GE, see Schedule I attached hereto.

     During the last five years, neither GE nor, to its best knowledge, any person identified on Schedule I has, except as set forth on Schedule II hereto
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which GE or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of GE, all persons identified on Schedule I are United States citizens, except that Paolo Fresco, Vice Chairman of the Board and an executive officer of GE, is an Italian citizen and Claudio X. Gonzalez, a director of GE, is a Mexican citizen.

Item 3 - SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
----------------------------------------------------------

     On December 31, 1996, GE acquired a Senior Bridge Note of Alliance, a copy of which is attached as Exhibit 1 to the Original 13D (the "Note"). The Note was issued to GE to evidence an unsecured loan made by GE in the amount of $18,000,000 pursuant to a Bridge Loan Agreement dated as of December 31, 1996 (the "Bridge Loan Agreement") between GE and Alliance, a copy of which is attached as Exhibit 2 to the Original 13D. Reference is made to the Original 13D, which is hereby incorporated by reference.

     On March 26, 1997, GE exercised its option to convert the loan outstanding under the Bridge Loan Agreement into 18,000 shares of Alliance's Series D 4% Cumulative Redeemable Convertible Preferred Stock (the "Series D Preferred Stock"). In addition, on March 26, 1997, GE exercised its option to convert $9,000,000 in principal amount due to GE under the Note Purchase Agreement dated as of April 14, 1989, as amended, into a senior note (the "Convertible Senior Note") convertible, under certain circumstances, into shares of Alliance's Series E 4% Cumulative Redeemable Convertible Preferred Stock (the "Series E Preferred Stock"). A copy of the Stock Purchase Agreement dated as of March 25, 1997 (the "Stock Purchase Agreement") is attached hereto as Exhibit 1. A copy of the Eleventh Amendment to Note Purchase Agreement dated as of March 25, 1997 (the "Eleventh Amendment") is attached hereto as Exhibit 2. A copy of the Convertible Senior Note is attached hereto as Exhibit 3. The rights, terms, and privileges of the Series D Preferred Stock are set forth in an Amended Certificate of Designation (the

"Series D Certificate of Designation"), a copy of which is attached hereto as
Exhibit 4. The rights, terms, and privileges of the Series E Preferred Stock are set forth in an Amended Certificate of Designation (the "Series E Certificate of Designation"), a copy of which is attached hereto as Exhibit 5.

     The foregoing response to this Item 3 is qualified in its entirety by reference to the Stock Purchase Agreement, the Eleventh Amendment, the Convertible Senior Note, the Series D Certificate of Designation, and the Series E Certificate of Designation, each of which is hereby incorporated herein.

Item 4 - PURPOSE OF TRANSACTION
-------------------------------

     GE has acquired its shares of Series D Preferred Stock and the Convertible Senior Note (including, to the extent applicable, its rights thereunder to acquire Common Stock of Alliance) as a possible future investment in the ordinary course of business, and not with the purpose of changing control of Alliance.

     GE may change its current intentions, acquire additional Common Stock or rights that are convertible into or exercisable for Common Stock or take any other action with respect to Alliance or any of its debt or equity securities in any manner permitted by law. Other than as set forth herein, GE has no current plans which relate to or would result in any of the events described in Items
(a) through (j) of the instructions to this Item 4 of Schedule 13D.

Item 5 - INTEREST IN SECURITIES OF THE ISSUER
---------------------------------------------

     (a) The responses to Item 3 and Item 6 are incorporated by reference herein. Under the assumptions set forth in those Items, GE has the right to acquire approximately 4,550,000 shares of Common Stock (representing 29.4% of the shares of Common Stock that as a result of the issuance of the foregoing shares would be outstanding, based on 10,927,471 shares of Common Stock reported by Alliance as outstanding as of March 24, 1997), which number is subject to adjustment under various circumstances.

     (b) GE has sole voting and investment power with respect to the securities that are the subject of this Schedule 13D.

     (c) On November 6, 1996, Alliance issued to GE a warrant (the "Warrant") to purchase an aggregate of 50,000 shares of Common Stock. The Warrant has a term of three years and an exercise price per share equal to $5.00 (subject to certain adjustments).

     (d) No other person is known to GE to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities that are the subject of this Schedule 13D.

     (e)  Not applicable.

Item 6 - CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------------------------------------------------------------------------------
     TO SECURITIES OF THE ISSUER
     ---------------------------

     The response to Item 3 is incorporated by reference herein.

     Alliance has granted GE certain registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrant, and has agreed to provide registration rights with respect to the shares of Common Stock issuable upon conversion of the Series D Preferred Stock and the Series E Preferred Stock.

Item 7 -  MATERIAL TO BE FILED AS EXHIBITS.
-------------------------------------------

     (1) Stock Purchase Agreement dated as of March 25, 1997

     (2)  Eleventh Amendment to Note Purchase Agreement dated as of March 25,
          1997

     (3)  Convertible Note dated March 26, 1997

     (4) Amended Certificate of Designation, Preferences and Rights of Series D 4% Cumulative Redeemable Convertible Preferred Stock

     (5) Amended Certificate of Designation, Preferences and Rights of Series E 4% Cumulative Redeemable Convertible Preferred Stock

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                GENERAL ELECTRIC COMPANY

     By: /s/

     Name:

     Title:

     Dated:  April 17, 1997

                                  SCHEDULE I

                           GENERAL ELECTRIC COMPANY
                                   DIRECTORS



                      PRESENT                            PRESENT
NAME                  BUSINESS ADDRESS              PRINCIPAL OCCUPATION
----                  ----------------              --------------------
D.W. Calloway         PepsiCo, Inc.                 Retired Chairman of the Board
                      700 Anderson Hill Road        and Director, PepsiCo, Inc.
                      Purchase, NY 10577


S.S. Cathcart         222 Wisconsin Avenue          Director and Retired
                      Suite 103                     Chairman, Illinois Tool
                      Lake Forest, IL 60045         Works


D.D. Dammerman        General Electric Company      Senior Vice President-
                      3135 Easton Turnpike          Finance, General
                      Fairfield, CT 06431           Electric Company


P. Fresco             General Electric Company      Vice Chairman of the
                      (U.S.A.)                      Board and Executive
                      3 Shortlands, Hammersmith     Officer, General
                      London, W6 8BX, England       Electric Company


C.X. Gonzalez         Kimberly-Clark de Mexico,     Chairman of the Board
                      S.A. de C.V.                  and Chief Executive
                      Jose Luis Lagrange 103,       Officer
                      Tercero Piso                  Kimberly-Clark de Mexico,
                      Colonia Los Morales           S.A. de C.V.
                      Mexico, D.F. 11510, Mexico


R.E. Mercer           General Electric Company      Retired Chairman of the
                      3135 Easton Turnpike          Board and former
                      Fairfield, CT 06431           Director, The Goodyear
                                                    Tire & Rubber Company


G.G. Michelson        Federated Department Stores   Former Member of the
                      151 West 34th Street          Board of Directors -
                      New York, NY 10001            Federated Department
                                                    Stores


S. Nunn               King and Spalding             Partner
                      191 Peachtree Street, N.E.
                      Atlanta, Georgia 30303

J.D. Opie             General Electric Company      Vice Chairman of the
                      3135 Easton Turnpike          Board and Executive
                      Fairfield, CT 06431           Officer


                      GENERAL ELECTRIC COMPANY DIRECTORS
                                  (CONTINUED)


                           PRESENT                   PRESENT
NAME                  BUSINESS ADDRESS         PRINCIPAL OCCUPATION
----                  ----------------         --------------------
R.S. Penske        Penske Corporation          President, Penske
                   13400 Outer Drive, West     Corporation
                   Detroit, MI 48239-4001

B.S. Prieskel      Suite 3125                  Former Senior Vice
                   60 East 42nd Street         President, Motion
                   New York, NY 10165          Picture Associations
                                               of America

F.H.T. Rhodes      Cornell University          President Emeritus
                   3104 Snee Building          Cornell University
                   Ithaca, NY 14853


A.C. Sigler        Champion International      Retired Chairman of the
                    Corporation                Board and CEO
                   1 Champion Plaza            and former Director,
                   Stamford, CT 06921          Champion International
                                               Corporation

D.A. Warner III    J. P. Morgan & Co., Inc.    Chairman of the Board,
                   & Morgan Guaranty Trust Co. President, and Chief
                   60 Wall Street              Executive Officer,
                   New York, NY 10260          J.P. Morgan & Co.
                                               Incorporated and Morgan
                                               Guaranty Trust Company

J.F. Welch, Jr.    General Electric Company    Chairman of the Board
                   3135 Easton Turnpike        and Chief Executive
                   Fairfield, CT 06431         Officer, General
                                               Electric Company

                                  Citizenship
                                  -----------

                           C. X. Gonzalez        Mexico
                           P. Fresco             Italy
                           All Others            U.S.A.



April 15, 1997

                  GENERAL ELECTRIC COMPANY EXECUTIVE OFFICERS



                              PRESENT                     PRESENT
NAME                     BUSINESS ADDRESS         PRINCIPAL OCCUPATION
----                     ----------------         --------------------

J.F. Welch, Jr.         General Electric Company     Chairman of the Board
                        3135 Easton Turnpike         and Chief Executive
                        Fairfield, CT 06431          Officer

P. Fresco               General Electric Company     Vice Chairman of the
                        (U.S.A.)                     Board and Executive
                        3 Shortlands, Hammersmith    Officer
                        London, W6 8BX, England

P.D. Ameen              General Electric Company     Vice President and
                        3135 Easton Turnpike         Comptroller
                        Fairfield, CT 06431

J.R. Bunt               General Electric Company     Vice President and
                        3135 Easton Turnpike         Treasurer
                        Fairfield, CT 06431

D.L. Calhoun            General Electric Company     Vice President -
                        2901 East Lake Road          GE Transportation
                        Erie, PA 16531               Systems

W.J. Conaty             General Electric Company     Senior Vice President -
                        3135 Easton Turnpike         Human Resources
                        Fairfield, CT 06431

D. M. Cote              General Electric Company     Vice President -
                        3135 Easton Turnpike         GE Appliances
                        Fairfield, CT 06431

D.D. Dammerman          General Electric Company     Senior Vice President -
                        3135 Easton Turnpike         Finance
                        Fairfield, CT 06431

L.S. Edelheit           General Electric Company     Senior Vice President -
                        P. O. Box 8                  Corporate Research
                        Schenectady, NY 12301        and Development

B.W. Heineman, Jr.      General Electric Company     Senior Vice President -
                        3135 Easton Turnpike         General Counsel
                        Fairfield, CT 06431          and Secretary

J. R. Immelt            General Electric Company     Senior Vice President -
                        P.O. Box 414                 GE Medical Systems
                        Milwaukee, WI 53201

W.J. Lansing            General Electric Company     Vice President-
                        3135 Easton Turnpike         Corporate Business
                        Fairfield, CT 06431          Development

W.J. McNerney, Jr.      General Electric Company     Senior Vice President -
                        Nela Park                    GE Lighting
                        Cleveland, OH  44122



                        PRESENT                    PRESENT
NAME                BUSINESS ADDRESS          PRINCIPAL OCCUPATION
----                ----------------          --------------------

E.F. Murphy        General Electric Company   Senior Vice President -
                   1 Newmann Way              GE Aircraft Engines
                   Cincinnati, OH 05215

R.L. Nardelli      General Electric Company   Senior Vice President -
                   1 River Road               GE Power Systems
                   Schenectady, NY 12345

R.W. Nelson        General Electric Company   Vice President -
                   3135 Easton Turnpike       Corporate Financial
                   Fairfield, CT 06431        Planning and Analysis

J.D. Opie          General Electric Company   Vice Chairman of the
                   3135 Easton Turnpike       Board and Executive
                   Fairfield, CT 06431        Officer

G.M. Reiner        General Electric Company   Senior Vice President -
                   3135 Easton Turnpike       Chief Information
                   Fairfield, CT 06431        Officer

G.L. Rogers        General Electric Company   Senior Vice President -
                   1 Plastics Avenue          GE Plastics
                   Pittsfield, MA 01201

J.W. Rogers        General Electric Company   Vice President -
                   1635 Broadway              GE Motors
                   Fort Wayne, IN 46801

L.G. Trotter       General Electric Company   Vice President -
                   41 Woodford Avenue         GE Electrical
                   Plainville, CT 06062       Distribution and
                                              Control


                                  Citizenship
                                  -----------

                   P. Fresco             Italy
                   All Others            U.S.A.



April 16, 1997

                             RECENT GE CONVICTIONS
                             ---------------------



1.   United States ex rel. Taxpayers Against Fraud and Chester L. Walsh v.
     ---------------------------------------------------------------------
     General Electric Company
     ------------------------

     On November 15, 1990, an action under the federal False Claims Act, 31 U.S.C. (S)(S) 3729-32, was filed under seal against General Electric Company ("GE") in the United States District Court for the Southern District of Ohio. The qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F110 aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense (MoD), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

     On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. (S) 287 (submitting false claims against the United States), 18 U.S.C. (S)1957 (engaging in monetary transactions in criminally derived property), and 15 U.S.C. (S)(S) 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18 U.S.C. (S) 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.


2.   Her Majesty's Inspectorate of Pollution v. IGE Medical Systems Limited
     ----------------------------------------------------------------------
     (St. Albans Magistrates Court, St. Albans, Hertsfordshire, England, Case No. 04/00320181)

     In April, 1994, GEMS' U.K. subsidiary, IGE Medical Systems Limited (IGEMS) discovered the loss of a radioactive barium source at the Radlett, England facility. The lost source, used to calibrate nuclear camera detectors, emits a very low level of radiation. IGEMS immediately reported the loss as required by the U.K. Radioactive Substances Act. An ensuing investigation, conducted in cooperation with government authorities, failed to locate the source. On July 21, 1994, Her Majesty's Inspectorate of Pollution (HMIP) charged IGEMS with violating the Radioactive Substances Act by failing to comply with a condition of registration. The Act provides that a registrant like IGEMS, which "does not comply with a limitation or condition subject to which (it) is so registered ... shall be guilty of (a criminal) offense." Condition 7 of IGEMS' registration states that it "shall so far as is reasonably practicable prevent ... loss of any registered source."

     At the beginning of trial on February 24, 1995, IGEMS entered a guilty plea and agreed to pay of fine of 5,000(Pounds) and assessed costs of 5,754(Pounds). The prosecutors presentation focused primarily on the 1991 change in internal ITEMS procedures and, in particular, the source logging procedure. The prosecutor complimented ITEMS' investigation and efforts to locate the source and advised the court that ITEMS had no previous violations of the Radioactive Substances Act. He also told the court that the Radlett plant had been highlighted as an exemplary facility to HIMP inspectors as part of their training. In mitigation, ITEMS emphasized the significant infrastructure and expense undertaken by ITEMS to provide security for radiation sources and the significant effort and expense incurred in attempting to locate the missing source.


3. Except for the foregoing, GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

4. GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.